SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             INTERACTIVE MAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45838M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
Jacob Agam, Chairman of the Board                    Steven M. Skolnick, Esq.
Vertical Financial Holdings                          Lowenstein Sandler PC
c/o Vertical Capital Ltd.                            65 Livingston Avenue
Westbourne, The Grange                               Roseland, New Jersey  07068
St. Peter Port                                       (973) 597-2476
Guernsey, Channel Islands GY13BG
011-44-1481-716-278
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45838M104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                           Vertical Financial Holdings
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           Switzerland
________________________________________________________________________________
     Number of                        7) Sole Voting Power:           2,745,649*
     Shares Beneficially                 ---------------------------------------
     Owned by                         8) Shared Voting Power:                 0
     Each Reporting                      ---------------------------------------
     Person With:                     9) Sole Dispositive Power:     1,525,566**
                                         ---------------------------------------
                                     10) Shared Dispositive Power:            0
                                         ---------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,745,649*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):            18.7%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       CO
________________________________________________________________________________
* Includes (i) 1,098,172 shares owned by Vertical Financial Holdings ("Vertical"), (ii) 427,394 shares owned by entities owned by Vertical and
   (iii) 1,220,083 shares owned by other persons for which Vertical possesses sole voting power.

** Includes (i) 1,098,172 shares owned by Vertical and (ii) 427,394 shares owned by entities owned by Vertical.

          Vertical Financial Holdings ("Vertical") hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 15, 1999 (the "Schedule 13D") relating to the shares of common stock, par value $.10 per share (the "Common Stock"), of Interactive Magic, Inc. (the "Company") as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

          On November 14, 1999, Vertical purchased 700,000 shares of the Company's Common Stock in a private placement. Vertical paid $700,000 for the 700,000 shares of Common Stock out of its working capital.

Item 4.   Purpose of Transaction.

          Vertical acquired such securities for investment purposes and Vertical has no plans or intentions which related to or would have resulted in any of the transactions required to be described in Item 4 of Schedule 13D.

          Depending  upon  the  Company's   financial   condition,   results  of
operations, future prospects and other factors, Vertical may, and hereby reserves the right to, communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company, and the Company's management and its Board of Directors. Except as described above, Vertical has no plans or intentions of the type set forth in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 1999, as of November 12, 1999, there were 14,655,337 shares of Common Stock issued and outstanding. As of such date, for the purposes of Rule 13d-3, Vertical beneficially owned an aggregate of 2,745,649 shares of Common Stock, or 18.7% of the issued and outstanding shares of Common Stock, including (i) 1,098,172 shares owned by Vertical, (ii) 427,394 shares owned by entities beneficially owned by Vertical and (iii) 1,220,084 shares owned by other persons for which Vertical has voting power pursuant to a proxy agreement.

          Vertical has sole power to vote or to direct the vote of 2,745,649 shares of Common Stock and has sole power to dispose or to direct the disposition of 1,525,566 shares of Common Stock. Vertical does not have shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of any shares of Common Stock.

          During the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Vertical or any person or entity controlled by Vertical or any person or entity for which Vertical possesses voting control over the securities thereof, except as described in this Schedule 13D.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         November 29, 1999

                                         VERTICAL FINANCIAL HOLDINGS



                                         /s/ Jacob Agam
                                         Name:  Jacob Agam
                                         Title: Chairman of the Board and Chief
                                                Executive Officer


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).